Exhibit 23.1

The Admistrator of the

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Permission is hereby granted for Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) and its Administrators to include a copy of the Plan’s May 31, 2006 audit opinion dated February 29, 2008 in the 2006 Filing of the 11-k.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina

February 29, 2008